Contact

www.linkedin.com/in/
charlesjeromesmith (LinkedIn)
www.carbella.org/ (Company)
www.knowledgefactor.com/ (Other)

Top Skills

Entrepreneurship

Program Management

Sales

Charles S.

FOUNDER: Alex & Smith | Digital Stock | Carbella | Redwing Media | E.O. Wilson Foundation | Amplifire BOARD MEMBERSHIP: Nature and Culture | E.O. Wilson Foundation | The Influence Board | Amplifire

Boulder, Colorado, United States

Summary

Charles has launched five companies and one foundation. He is known for developing the royalty-free image delivery model at Digital Stock Inc. which revolutionized image search, purchase, and delivery via the Internet. Digital Stock was one of fastest growing private companies in the 1990's and was sold to Bill Gates' Corbis Corporation. In 2001 Charles co-founded Knowledge Factor and developed the Amplifire learning platform. Amplifire is the world's first online training system that uses insights from educational psychology and neuroscience. In field tests, Amplifire has increased speed to competency by 50% and extended retention from weeks to years. He is a Co-founder and a Board Member of the E.O. Wilson Biodiversity Foundation, inspired by the insights of the world's most awarded living scientist, E.O. Wilson. Charles is Chairman of the Board of Nature and Culture International which has protected over 25 million acres in the tropics of Mexico and South America.

Experience

Nature and Culture International

6 months

Chairman at Nature and Culture Intl., Board Member at EO Wilson Foundation

January 2023 - Present (6 months)

Del Mar, California, United States

Chairman of the Board

January 2023 - Present (6 months)

Del Mar, California

So far, NCI has created over 25 million acres of forest reserves in 5 key ecosystems of South America, the most diverse habitats in the world. Before NCI, I was anxious that the natural world was disappearing around me

while I stood by. Now, I'm part of an amazing team that is saving the most astonishingly beautiful and biodiverse places in the world. Thank you NCI for saving part of my soul too.
https://natureandculture.org

Amplifire
Founder / Board Member / Chief Research Officer
2002 - Present (21 years)
Boulder, Colorado

The people at Amplifire delve deeply into learning and memory research being conducted in labs around the world, identify the key scientific techniques that improve the efficacy of learning, and engineer these techniques into an efficient, easy-to-use learning platform. The result is Amplifire – the only learning platform that integrates neurobiology and cognitive psychology with multi-dimensional big-data analytics to consistently deliver dramatically enhanced learning outcomes for students and workers and improved bottom lines for organizations.

The Influence Board
Board Member
September 2019 - Present (3 years 10 months)
Denver, Colorado, United States

Cold calling is the most prevalent way of securing business meetings – but let's face it, neither the salesperson nor the business leader is a fan of the process. Cold calling is time consuming, costly, and inefficient.

The Influence Board was born from nine years of discussions and collaboration with some of the top executives of the largest companies in the U.S. – with their
advice on how to solve the cold calling problem.

For vendors – a way to cut through the noise and
get the attention needed.

For executives – a way to intelligently filter vendor
requests for relevancy, and a mechanism to raise money for charitable causes.

Get meetings faster, close deals sooner, and make the world a better place at www.InfluenceBoard.com.

E.O. Wilson Biodiversity Foundation

Co-founder / Board Member
July 2006 - Present (17 years)
Durham, North Carolina, United States

The E.O. Wilson Biodiversity Foundation's mission is to foster a knowing stewardship of our world through biodiversity research and education initiatives that promote and inform worldwide preservation of our biological heritage. We believe that by enhancing our public understanding of biodiversity, we can foster a culture of stewardship in which people are inspired to conserve and protect the natural world.
https://eowilsonfoundation.org

Carbella

Founder / President
2007 - 2009 (2 years)

Carbella (beautiful carbon) was a primary sponsor of carbon emission reduction projects. The objective of the company was to re-forest significant portions of the world's degraded lands starting with Madagascar. Trees absorb carbon dioxide when they grow and the resulting carbon credits were sold on the carbon exchanges at a markup to cost, providing investors a return on equity.

Carbella was wound down after the breakout of tribal violence in Madagascar, the focus of Carbellas reforestation efforts. Madagascar is one of many countries that are losing the forests that both sequester carbon and bind the soil. With every rain, satellite images show an island nation bleeding iron-rich, red dirt into the Indian Ocean, a phenomenon representing the height of un-sustainability.

Scripps Institution of Oceanography

Advisory Board Member
2005 - 2009 (4 years)
La Jolla, California

The Scripps mission is to seek, teach, and communicate scientific understanding of the oceans, atmosphere, Earth, and other planets for the benefit of society and the environment.

Digital Stock

Co-founder / President
1992 - 1999 (7 years)

Digital Stock invented the royalty-free licensing model for digital images in 1992 and became one of the fastest growing internet-based companies. It was sold to Bill Gates' Corbis Corporation in 1998. Today, the royalty-free business model probably accounts for 99% of all image sales.

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Education

University of Colorado Boulder
 · (1973 - 1975)

Brooks Institute
Bachelor's degree, Photography · (1976 - 1978)